UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

TANGOE, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
87582Y108
(CUSIP Number)
December 31, 2011
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
[   ]  Rule 13d-1(b)
[   ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87582Y108
1	NAMES OF REPORTING PERSONS: Investor AB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: 2,581,897*
	6	SHARED VOTING POWER: 0*
	7	SOLE DISPOSITIVE POWER: 2,581,897*
	8	SHARED DISPOSITIVE POWER: 0*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,581,897*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ] N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8%*
12	TYPE OF REPORTING PERSON HC

*As of December 31, 2011, Investor Growth Capital Limited, a Guernsey company, and Investor Group, L.P., a Guernsey limited partnership (collectively, the “Funds”), respectively hold 1,807,328 shares and 774,569 shares, par value $0.0001 per share (the “Common Shares”), of Tangoe, Inc., a corporation organized under the laws of Delaware (the “Company”).  Investor AB, a limited liability company incorporated under the laws of Sweden (the “Reporting Person”), through one or more intermediate entities, (i) wholly owns Investor Growth Capital Limited and (ii) is the ultimate general partner of Investor Group, L.P.  As a result of the foregoing, the Reporting Person possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Funds, and for purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), as of December 31, 2011 the Reporting Person is deemed to beneficially own 7.8% of the Company’s issued and outstanding Common Shares.  The percentage used herein is calculated based on the 32,963,002 Common Shares issued and outstanding as of November 5, 2011, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011.  In addition to the Common Shares held by the Funds and deemed beneficially owned by the Reporting Person, a senior executive employed by an affiliate of the Reporting Person and a member of the Board of Directors of the Company (the “Senior Executive Employee”) holds options to acquire 36,910 Common Shares.  Pursuant to Rule 13d-4 under the Act, the Reporting Person disclaims the beneficial ownership of any Common Shares held by the Senior Executive Employee.

Item 1(a).    Name of Issuer:  TANGOE, INC.

Item 1(b).    Address of Issuer's Principal Executive Offices:
          35 Executive Blvd.
          Orange, CT 06477

Item 2(a).    Name of Person Filing:  Investor AB

Item 2(b).    Address of Principal Business Office or if none, Residence:

          The address of the principal business office of the Reporting Person is Arsenalsgatan 8C, S-103, 32 Stockholm, Sweden.

Item 2(c).    Citizenship:

          The Reporting Person is a limited liability company incorporated under the laws of Sweden.

Item 2(d).    Title of Class of Securities:

          Common Stock, par value $0.0001 per share

Item 2(e).    CUSIP Number:   87582Y108

Item 3.         Not Applicable

Item 4.         Ownership:

(a)	Amount beneficially owned: 2,581,897*

(b)	Percent of class: 7.8%*

(c)	Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote: 2,581,897*

ii.	Shared power to vote or to direct the vote: 0*

iii.	Sole power to dispose or to direct the disposition: 2,581,897*

iv.	Shared power to dispose or to direct the disposition: 0*

*As of December 31, 2011, Investor Growth Capital Limited, a Guernsey company, and Investor Group, L.P., a Guernsey limited partnership (collectively, the “Funds”), respectively hold 1,807,328 shares and 774,569 shares, par value $0.0001 per share (the “Common Shares”), of Tangoe, Inc., a corporation organized under the laws of Delaware (the “Company”).  Investor AB, a limited liability company incorporated under the laws of Sweden (the “Reporting Person”), through one or more intermediate entities, (i) wholly owns Investor Growth Capital Limited and (ii) is the ultimate general partner of Investor Group, L.P.  As a result of the foregoing, the Reporting Person possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Funds, and for purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), as of December 31, 2011 the Reporting Person is deemed to beneficially own 7.8% of the Company’s issued and outstanding Common Shares.  The percentage used herein is calculated based on the 32,963,002 Common Shares issued and outstanding as of November 5, 2011, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011.  In addition to the Common Shares held by the Funds and deemed beneficially owned by the Reporting Person, a senior executive employed by an affiliate of the Reporting Person and a member of the Board of Directors of the Company (the “Senior Executive Employee”) holds options to acquire 36,910 Common Shares.  Pursuant to Rule 13d-4 under the Act, the Reporting Person disclaims the beneficial ownership of any Common Shares held by the Senior Executive Employee.

Item 5.                      Ownership of Five Percent or Less of a Class:

          Not applicable.

Item 6.                      Ownership of More than Five Percent on Behalf of Another Person:

          Not applicable.

Item 7.                      Identification and Classification of Subsidiary Which Acquired the Securities:

          Not applicable.

Item 8.                      Identification and Classification of Members of the Group:

          Not applicable.

Item 9.                      Notice of Dissolution of Group:

          Not applicable.

Item 10.                     Certifications

             Not applicable.

[ signatures on next page ]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2012

INVESTOR AB

By: /s/ Michael V. Oporto Name: Michael V. Oporto Title: Authorized Signatory

By: /s/ Stephen M. Campe Name: Stephen M. Campe Title: Authorized Signatory

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)